UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)
Dermira, Inc.
(Name of Subject Company)
Dermira, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
24983L 10 4
(CUSIP Number of Class of Securities)
Thomas G. Wiggans
Chief Executive Officer
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94025
(650) 421-7200
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)
With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Andrew L. Guggenhime Chief Financial Officer Dermira, Inc. 275 Middlefield Road, Suite 150 Menlo Park, CA 94025 (650) 421-7200

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dermira, Inc., a Delaware corporation (“Dermira”), with the Securities and Exchange Commission on January 22, 2020 (the “Schedule 14D-9”), relating to the offer by Bald Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company (“Lilly”), an Indiana corporation, to purchase all of the outstanding shares of Dermira common stock, par value $0.001 per share (the “Shares”), at a purchase price of $18.75 per Share, net to the seller in cash, without interest and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2020, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:
“Expiration of Offering Period; Completion of Merger
The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on February 19, 2020 (such date and time, the “Expiration Time”) and was not extended. The depositary for the Offer has advised that, as of the Expiration Time, 40,926,025 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 74.8% of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.
Following consummation of the Offer, on February 20, 2020, Lilly completed its acquisition of Dermira pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Dermira, and without a meeting of stockholders of Dermira in accordance with Section 251(h) of the DGCL, with Dermira surviving as a wholly owned subsidiary of Lilly.
Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market on February 20, 2020 and will be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act.
On February 20, 2020, Lilly issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Lilly is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on February 20, 2020 and is incorporated by reference herein.”
Item 9. Exhibits
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(G)
Press Release issued by Eli Lilly and Company on February 20, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Eli Lilly and Company and Bald Eagle Acquisition Corporation on February 20, 2020).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Dermira, Inc.

Date:	February 20, 2020	By:	/s/ Andrew L. Guggenhime
			Name:	Andrew L. Guggenhime
			Title:	Chief Financial Officer